UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Marvell Technology, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40357	85-3971597
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

1000 N. West Street, Suite 1200

Wilmington, Delaware 19801

(Address of principal executive offices)

Mark Casper

Executive Vice President and Chief Legal Officer and Secretary

(408) 222-2500

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this report applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1, 2023 to December 31, 2023.

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Marvell Technology, Inc. (the “Company”) for the reporting period January 1, 2023 to December 31, 2023 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at the Company’s website at www.marvell.com under the heading “Company” – “Investors” – “Financial Info” – “SEC Filings.”

Item 1.02. Exhibit.

As noted in Item 1.01, the Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Item 3.01. Exhibits.

The following exhibit is filed as a part of this report:

Exhibit No.	Description

1.01	Conflict Minerals Report of Marvell Technology, Inc. for the reporting period January 1, 2023 to December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2024

Marvell Technology, Inc.

By:	/s/ Mark Casper
Mark Casper
EVP, Chief Legal Officer and Secretary